September 26, 2007

Ms. Sharon Blume

Reviewing Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Commerce Corp
Form 10-K for the Fiscal Year Ended December 31, 2006

Dear Ms. Blume:

We have received your letter dated August 14, 2007 regarding our Form 10-K for the fiscal year ended December 31, 2006.

As requested, we acknowledge that:

•                  Heritage Commerce Corp (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached is our response to your comments. We appreciate your input to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

If you have any questions or additional comments, please call me at (408) 494-4562.

Sincerely,

/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and Chief Financial Officer
On behalf of Heritage Commerce Corp

CC:  Chris Harley, Staff Accountant

Response to SEC Letter Dated August 14, 2007

Overview:

In developing our response to the SEC’s letter dated August 14, 2007, we discovered that certain amounts in our statements of cash flows were misclassified. We do not believe these misclassifications result in a material misstatement, and we will make   reclassifications, as explained below, to improve our disclosures in future filings.

To facilitate your review of these reclassifications, we have attached revised Statements of Cash Flows for each of  the years ended December 31, 2006, 2005 and 2004, that display separate columns for amounts as originally filed and as reclassified, together with a third column displaying the dollar amount of change for each line item.

The following are our responses to the staff's comments in its letter dated August 14, 2007:

Comment 1. Consolidated Statement of Cash Flows

We note your disclosure on page 24 that gross loan balances decreased during 2006 due to the sale of the Capital Group loan portfolio in the first quarter for approximately $30 million. Please tell us the specific line item in which the sale is recorded on your Consolidated Statement of Cash Flows. Refer to paragraph 9 of SFAS 102.

Response:

The Company transferred its Capital Group loan portfolio of approximately $32 million from commercial loans to loans held for sale at December 31, 2005. In the first quarter of 2006, the Company sold the Capital Group loan portfolio for a gain on sale of $671,572 (see attached Form 8-K dated January 31, 2006). The proceeds from the Capital Group loan portfolio sale were included in “Proceeds from sales of loans held for sale” under operating activities on the Consolidated Statement of Cash Flows in the Form 10-K for the fiscal year ended December 31, 2006. The total proceeds from the sale of the loans were $30,047,000. The gain was included in the “Gain on sale of loans” category in the 2006 Consolidated Statement of Cash Flows.

Since the Capital Group loan portfolio was not specifically acquired for resale, the proceeds from its sale will be reclassified and reported as an investing activity in future filings, consistent with the guidance of Statement of Financial Accounting Standards No. 102, “Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.”  We will make this reclassification beginning with our Form 10-Q for the quarterly period ending September 30, 2007.

We do not believe this reclassification is material because it does not affect the ending cash and cash equivalents for the year, and the sale of the Capital Group loan portfolio has been fully disclosed in our filings with the SEC. Further, there is no measurable trend in net cash flows from operating or investing activities from year to year, primarily because of the volume and timing of our loan originations and sales.

In our Form 10-Q for the nine months ending September 30, 2007 and in our Annual Report on Form 10-K for the year ending December 31, 2007, a disclosure about the reclassification, such as the following, will be included in our financial statements:

“In the first quarter of 2006, the Company sold its Capital Group loan portfolio for $30,047,000. In anticipation of the sale, these loans were classified as “loans held-for-sale” on the Company’s consolidated balance sheet as of December 31, 2005. After the sale was consummated, the proceeds received from the sale were reported as “Proceeds from sales of loans held for sale” under operating activities on the Consolidated Statement of Cash Flows for the year ended December 31, 2006. The gain recognized on the sale was included in the “Gain on sale of loans” in the Consolidated Statement of Cash Flows for the year ended December 31, 2006. Since the Capital Group loan portfolio was not specifically acquired for resale, the proceeds from the sale of the portfolio have been reclassified as “Proceeds from sale of Capital Group loan portfolio.” The net principal reductions on the Capital Group loan portfolio in 2006 have also been reclassified to “Net decrease in Capital Group loan portfolio prior to sale” under the category of “Cash Flows from Investing Activities.”  The gain on the sale of the portfolio has been separately reported as “Gain on sale of Capital Group loan portfolio” under Cash Flows from Operating Activities.”  Previously, the gain on the sale of the Capital Group loan portfolio was included in “Gain on sale of loans” under “Cash Flows from Operating Activities” in the Consolidated Statement of Cash Flows for the year ended December 31, 2006.”

Comment 2. Consolidated Statement of Cash Flows

We note the significant amounts of maturities of loans held for sale during each period presented. Please tell us the types of loans to which the maturities relate, the typical holding period of those loans and the reasons why the loans were not sold prior to maturity.

Response:

The line items called “Originations of loans held for sale” and “Maturities of loans held for sale” were overstated for all periods presented. However, the overstatements of these two amounts largely offset each other. In future filings, these items will be netted together and called “Change in loans held for sale.”  These matters are discussed in more detail as follows:

“Originations of loans held for sale” in our Statements of Cash Flows consist of the gross amount (not just the guaranteed portion) of government guaranteed loans that were funded during the respective periods. These loans are guaranteed, typically to the extent of 75% to 85% of the respective loan balance, by the Federal Small Business Administration or the U.S. Department of Agriculture. We typically refer to such loans partially guaranteed by the U.S. Government as “SBA loans.”

Through June 30, 2007, it was our intent to sell the guaranteed portion of all such loans after they became eligible for sale. To be eligible for sale, the guaranteed loans must be: (a) fully funded; (b) not 30 days or more delinquent or in non accrual or charge off status; and (c) not subject to a notice of payoff from the borrower or another lender, such as through a refinancing.

In 2006, the amount reported as “Maturities of loans held for sale” included $2,681,000 of net principal reductions in the Capital Group loan portfolio that occurred prior to sale. The rest of the amounts reported as “Maturities of loans held for sale” represented the remaining change in the guaranteed portion of loans held for sale during the period (after gains on sale, sale proceeds, and the gross amount of new loan originations), including any transfers (such as when a loan was no longer eligible for sale because it became 30 days or more delinquent or because we received notice of a forthcoming payoff).

On our balance sheet as of December 31, 2005, loans held for sale consisted of the Capital Group loan portfolio and the guaranteed portion of SBA loans that were eligible for sale. At other year-ends, including December 31, 2006, loans held for sale consisted of the guaranteed portion of SBA loans.

SBA loans include construction loans, term loans secured by inventory and equipment, and lines of credit. Construction loans typically have multiple disbursements. Loans secured by inventory and equipment also may have multiple disbursements, such as when different pieces of equipment or inventory are purchased from different vendors at different times. SBA loans are not eligible for sale until they are fully disbursed. Loans can be held for a number of months before they are sold. During such holding period, principal reductions can be made by the borrowers and some loans are paid off, such as through refinancing by another lender.

Beginning with our filing on Form 10-Q for the six months ended June 30, 2007, and prior to receiving your comment letter dated August 14, 2007, we ceased reporting separate amounts on the Statement of Cash flows for “Originations of loans held for sale” and “Maturities of loans held for sale.”  Instead, we began reporting one line item, called “Change in loans held for sale” (see Form 10-Q for period ended June 30, 2007, Consolidated Statements of Cash Flows). We believe this presentation (one line item called “Change in loans held for sale”) is simpler and easier for users of our financial statements to understand. We will continue to present “Change in loans held for sale” as a single line item, including appropriate reclassifications, on the Statements of Cash Flows for the years ended December 31, 2006 and 2005 to be filed in our next Annual Report on Form 10-K. We will also report the proceeds from sales of loans held for sale as a separate line item under “Cash Flows from Operating Activities.”

Comment 3. Note 1 – Summary of Significant Accounting Policies

Loans Held for Sale

We note your disclosure on page 35 that you regularly make SBA-guaranteed loans and that the guaranteed portion of those loans may be sold in the secondary market, depending on the market conditions. Once it is determined the loans will be sold, these loans are classified as held-for-sale and carried at the lower of cost or market. Please tell us whether you make the determination to sell these loans at origination (and classify them as held-for-sale) or at a later date. If at a later date, tell us how you classify the loans at origination and your basis for that classification. Refer to paragraph 8a of SOP 01-6.

Response:

For the periods reported in our Form 10-K for the year ended December 31, 2006, the determination to sell all SBA loans was made at the time of loan origination. All of the SBA loans were initially recorded in the portfolio (not held for sale), and then reclassified to Loans Held for Sale during the month they met the eligibility criteria for a saleable SBA loan. To be eligible for sale, an SBA loan must be (a) fully funded; (b) not 30 days or more delinquent or in non accrual or charge off status; and (c) not subject to a notice of payoff from the borrower or another lender, such as through a refinancing. We believe it is reasonable to hold loans in portfolio until they are eligible for sale.

Loans with multiple disbursements, such as construction loans, typically remain in the portfolio for a number of months until they are fully disbursed and meet the eligibility criteria for a saleable loan.

Held-for-sale loans may be classified back to the Company’s loan portfolio if they no longer meet the sale eligibility criteria. Generally, we sell the guaranteed portion of SBA loans on a first-in first-out basis. Loans could be classified as held-for-sale for a number of months depending on loan production and market conditions.

On the attached Revised Statements of Cash Flows, transfers from SBA loans held in portfolio to SBA loans held for sale are those loans that were reclassified after the quarter in which they were fully disbursed. Beginning with our filing on Form 10-Q for the quarter ended September 30, 2007, we will disclose transfers between the portfolio and held for sale categories as non-cash investing activities on the Statement of Cash Flows.

In our press release dated August 7, 2007 (an exhibit in our Form 8-K filed on August 8, 2007 attached hereto), we said, “Beginning in the third quarter of 2007, we will retain most of our SBA production in lieu of selling it.  Thus, quarterly gains on sale will most likely be significantly lower. However, as the SBA loan portfolio increases over time, our net interest income should also increase.”  We also disclosed this change in strategy in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the quarterly period ended June 30, 2007. Thus, the volume of originations and sales of loans held for sale is expected to be less significant in future quarters.

(Revised)

Heritage Commerce Corp

Consolidated Statements of Cash Flows

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
	As	As	As
(Dollars in thousands)	Reclassified	Reclassified	Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,270	$14,446	$8,478
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain/loss on disposals of property and equipment	0	0	(17)
Depreciation and amortization	662	988	1,366
Provision for loan losses	(503)	313	666
Gain on sale of leased equipment	0	(299)	0
Gain on sales of securities available-for-sale	0	0	(476)
Deferred income tax benefit	(319)	(360)	(1,163)
Non-cash compensation expense related to ESOP plan	0	477	546
Stock option expense	780	0	0
Amortization of restricted stock award	154	123	0
Amortization (accretion) of discounts and premiums on securities	(1,087)	928	1,090
Gain on sale of Capital Group loan portfolio	(672)	0	0
Gain on sale of loans	(3,336)	(2,871)	(3,052)
Proceeds from sales of loans held for sale	65,466	51,176	57,647
Originations of loans held for sale (1)	(37,480)	(46,772)	(47,304)
Maturities and paydowns on loans held for sale (1)	918	678	1,334
Increase in cash surrender value of life insurance	(1,439)	(1,236)	(1,031)
Effect of changes in:
Accrued interest receivable and other assets	4,270	(7,181)	(3,948)
Accrued interest payable and other liabilities	1,562	4,909	4,540
Net cash provided by operating activities	46,246	15,319	18,676

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans (including purchase of $10,306 in 2006)	(42,129)	(1,014)	(79,877)
Proceeds from sales of Capital Group loan portfolio	30,047	0	0
Net decrease in Capital Group loan portfolio prior to sale	2,681	0	0
Purchases of securities available-for-sale	(64,018)	(26,087)	(127,662)
Maturities/Paydowns/Calls of securities available-for-sale	92,274	57,707	23,270
Proceeds from sales of securities available-for-sale	0	0	22,641
Sale of leased equipment	0	687	0
Purchases of company owned life insurance	0	(7,196)	0
Purchase of premises and equipment	(660)	(346)	(532)
Purchase of restricted stock and other investments	(254)	(1,164)	(2,191)
Net cash provided by (used in) investing activities	17,941	22,587	(164,351)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	(93,166)	21,224	83,125
Payment of other liability	(1,469)	(2,299)	0
Exercise of stock options	2,518	4,727	6,093
Common stock repurchased	(7,888)	(5,744)	(4,214)
Payment of cash dividend	(2,357)	0	0
Net change in other borrowings	(10,900)	(15,100)	4,200
Net cash provided by (used in) financing activities	(113,262)	2,808	89,204
Net increase (decrease) in cash and cash equivalents	(49,075)	40,714	(56,471)
Cash and cash equivalents, beginning of year	98,460	57,746	114,217
Cash and cash equivalents, end of year	$49,385	$98,460	$57,746

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$22,285	$15,291	$9,493
Income taxes	$4,781	$13,828	$3,080

Supplemental schedule of non-cash investing activity:
Transfer of commerical loans to loans held-for-sale	$0	$32,057	$0
Transfer of commercial loan held for sale to commercial loans	$0	$2,500	$0
Transfer of portfolio loans to loans held for sale	$7,797	$8,580	$16,726
Transfer of loans held for sale to portfolio loans	$3,086	$2,957	$1,561

(1) These line items will be netted together in future filings.

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2006
	As Originally	As
(Dollars in thousands)	Filed	Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,270	$17,270	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	662	662	0
Provision for loan losses	(503)	(503)	0
Deferred income tax benefit	(319)	(319)	0
Stock option expense	780	780	0
Amortization of restricted stock award	154	154	0
Amortization (accretion) of discounts and premiums on securities	(1,087)	(1,087)	0
Gain on sale of Capital Group loan portfolio	0	(672)	(672)
Gain on sale of loans	(4,008)	(3,336)	672
Proceeds from sales of loans held for sale	96,749	65,466	(31,283)
Originations of loans held for sale (1)	(65,839)	(37,480)	28,359
Maturities and paydowns on loans held for sale (1)	26,011	918	(25,093)
Increase in cash surrender value of life insurance	(1,439)	(1,439)	0
Effect of changes in:
Accrued interest receivable and other assets	4,270	4,270	0
Accrued interest payable and other liabilities	1,562	1,562	0
Net cash provided by operating activities	74,263	46,246	(28,017)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans (including purchase of $10,306 in 2006)	(37,418)	(42,129)	(4,711)
Proceeds from sales of Capital Group loan portfolio	0	30,047	30,047
Net decrease in Capital Group loan portfolio prior to sale	0	2,681	2,681
Purchases of securities available-for-sale	(64,018)	(64,018)	0
Maturities/Paydowns/Calls of securities available-for-sale	92,274	92,274	0
Purchase of premises and equipment	(660)	(660)	0
Purchase of restricted stock and other investments	(254)	(254)	0
Net cash provided by (used in) investing activities	(10,076)	17,941	28,017

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	(93,166)	(93,166)	0
Payment of other liability	(1,469)	(1,469)	0
Exercise of stock options	2,518	2,518	0
Common stock repurchased	(7,888)	(7,888)	0
Payment of cash dividend	(2,357)	(2,357)	0
Net change in other borrowings	(10,900)	(10,900)	0
Net cash provided by (used in) financing activities	(113,262)	(113,262)	0
Net increase (decrease) in cash and cash equivalents	(49,075)	(49,075)	0
Cash and cash equivalents, beginning of year	98,460	98,460	0
Cash and cash equivalents, end of year	$49,385	$49,385	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$22,285	$22,285
Income taxes	$4,781	$4,781

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$7,797	$7,797
Transfer of loans held for sale to portfolio loans	$0	$3,086	3,086

(1) These items will be netted together in future filings.

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2005
	As Originally	As
(Dollars in thousands)	Filed	Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,446	$14,446	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	988	988	0
Provision for loan losses	313	313	0
Gain on sale of leased equipment	(299)	(299)	0
Deferred income tax benefit	(360)	(360)	0
Non-cash compensation expense related to ESOP plan	477	477	0
Amortization of restricted stock award	123	123	0
Amortization (accretion) of discounts and premiums on securities	928	928	0
Gain on sale of loans	(2,871)	(2,871)	0
Proceeds from sales of loans held for sale	51,176	51,176	0
Originations of loans held for sale (1)	(78,227)	(46,772)	31,455
Maturities and paydowns on loans held for sale (1)	26,510	678	(25,832)
Increase in cash surrender value of life insurance	(1,236)	(1,236)	0
Effect of changes in:
Accrued interest receivable and other assets	(7,181)	(7,181)	0
Accrued interest payable and other liabilities	4,909	4,909	0
Net cash provided by operating activities	9,696	15,319	5,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans (including purchase of $10,306 in 2006)	4,609	(1,014)	(5,623)
Purchases of securities available-for-sale	(26,087)	(26,087)	0
Maturities/Paydowns/Calls of securities available-for-sale	57,707	57,707	0
Sale of leased equipment	687	687	0
Purchases of company owned life insurance	(7,196)	(7,196)	0
Purchase of premises and equipment	(346)	(346)	0
Purchase of restricted stock and other investments	(1,164)	(1,164)	0
Net cash provided by (used in) investing activities	28,210	22,587	(5,623)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	21,224	21,224	0
Payment of other liability	(2,299)	(2,299)	0
Exercise of stock options	4,727	4,727	0
Common stock repurchased	(5,744)	(5,744)	0
Net change in other borrowings	(15,100)	(15,100)	0
Net cash provided by (used in) financing activities	2,808	2,808	0
Net increase (decrease) in cash and cash equivalents	40,714	40,714	0
Cash and cash equivalents, beginning of year	57,746	57,746	0
Cash and cash equivalents, end of year	$98,460	$98,460	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$15,291	$15,291	$0
Income taxes	$13,828	$13,828	$0

Supplemental schedule of non-cash investing activity:
Transfer of commerical loans to loans held-for-sale	$32,057	$32,057	$0
Transfer of commercial loan held for sale to commercial loans	$2,500	$2,500	$0
Transfer of portfolio loans to loans held for sale	$0	$8,580	$8,580
Transfer of loans held for sale to portfolio loans	$0	$2,957	$2,957

(1) These items will be netted together in future filings.

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2004
	As Originally	As
(Dollars in thousands)	Filed	Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,478	$8,478	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain/loss on disposals of property and equipment	(17)	(17)	0
Depreciation and amortization	1,366	1,366	0
Provision for loan losses	666	666	0
Gain on sales of securities available-for-sale	(476)	(476)	0
Deferred income tax benefit	(1,163)	(1,163)	0
Non-cash compensation expense related to ESOP plan	546	546	0
Amortization (accretion) of discounts and premiums on securities	1,090	1,090	0
Gain on sale of loans	(3,052)	(3,052)	0
Proceeds from sales of loans held for sale	57,647	57,647	0
Originations of loans held for sale	(74,898)	(47,304)	27,594
Maturities and paydowns on loans held for sale	13,763	1,334	(12,429)
Increase in cash surrender value of life insurance	(1,031)	(1,031)	0
Effect of changes in:
Accrued interest receivable and other assets	(3,948)	(3,948)	0
Accrued interest payable and other liabilities	4,540	4,540	0
Net cash provided by operating activities	3,511	18,676	15,165

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	(64,712)	(79,877)	(15,165)
Purchases of securities available-for-sale	(127,662)	(127,662)	0
Maturities/Paydowns/Calls of securities available-for-sale	23,270	23,270	0
Proceeds from sales of securities available-for-sale	22,641	22,641	0
Purchase of premises and equipment	(532)	(532)	0
Purchase of restricted stock and other investments	(2,191)	(2,191)	0
Net cash provided by (used in) investing activities	(149,186)	(164,351)	(15,165)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	83,125	83,125	0
Exercise of stock options	6,093	6,093	0
Common stock repurchased	(4,214)	(4,214)	0
Net change in other borrowings	4,200	4,200	0
Net cash provided by (used in) financing activities	89,204	89,204	0
Net increase (decrease) in cash and cash equivalents	(56,471)	(56,471)	0
Cash and cash equivalents, beginning of year	114,217	114,217	0
Cash and cash equivalents, end of year	$57,746	$57,746	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$9,493	$9,493	$0
Income taxes	$3,080	$3,080	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$16,726	$16,726
Transfer of loans held for sale to portfolio loans	$0	$1,561	$1,561

Heritage Commerce Corp

Form 8-K

January 31, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2006

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 -           Entry Into A Material Definitive Agreement

On January 31, 2006, Heritage Bank, a subsidiary of Heritage Commerce Corp, entered into an agreement for the sale of its Capital Group loan portfolio to County Bank located in Merced, California.  The sale was completed on February 1, 2006.  The purchase price was approximately $30,000,000 which will result in a gain on the sale of approximately $670,000.  The gain will be recognized in the first quarter of 2006.  The portfolio consisted primarily of “factoring” type loans.  Heritage Bank has issued a press release which is attached as an exhibit to this filing.

ITEM 9.01 -           Financial Statements and Exhibits

(d)	Exhibits

	99.1	Press Release dated February 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATED: February 6, 2006	HERITAGE COMMERCE CORP

	By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and
Chief Financial Officer

2

Exhibit Index

Exhibit	Description

99.1	Press Release dated February 1, 2006

3

Exhibit 99.1

P R E S S  R E L E A S E

For additional information, contact: Rebecca Levey, SVP Marketing
B A N K O F C O M M E RC E	Direct: (408) 494-4513

For Immediate Release:  February 1, 2006

Heritage Bank of Commerce Announces Sale of its Capital Group Loan Portfolio

San Jose, California – February 1, 2006 – Heritage Bank of Commerce, a subsidiary of Heritage Commerce Corp, announced the sale of its Capital Group loan portfolio to County Bank headquartered in Merced, California. The portfolio was sold for approximately $30,000,000, which will result in a gain on sale of approximately $670,000. This gain will be recognized in the first quarter of 2006. The portfolio consisted primarily of “factoring” type loans. While Heritage Bank intends to continue with the delivery of asset based loans, it is restructuring its approach to rely less on liquidation of assets as a primary source of repayment.

“We remain committed to serving the working capital financing needs of our middle market and small business clients, but will pursue a more traditional approach to asset based lending,” said Raymond Parker, EVP of Heritage’s Banking Division.” The proceeds from this sale will be used to further expand our commercial, construction and SBA loan portfolios,” Mr. Parker added. Several former employees of the Capital Group have also joined County Bank.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the third largest SBA lender in Northern California and eighth in the State of California, with Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville and Pittsburg, California.

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This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company’s control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company’s reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company’s press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

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